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SECURITIES AND EXCHANGE COMMISSION

06004801

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SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2006 WASH, D.C. 192

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-65660 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**ANNASCAUL ADVISORS LLC**

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**1177 HIGH RIDGE ROAD**
(No. and Street)

| **STAMFORD** | **CT** | **06905** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Patrick Landers** — **(203) 321-2133**
(Area Code – Telephone Number)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**SALIBELLO & BRODER LLP**
(Name – *if individual, state last, first, middle name*)

| **633 THIRD AVENUE, 13TH FLOOR** | **NEW YORK** | **NY** | **10017** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2006
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)***

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Patrick Landers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Annascaul Advisors LLC, as

of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

JEANETTE WATERS
Notary Public, State of New York
No 01WA6103113
Qualified in Kings County
Commission Expires Dec 15, 2007
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ANNASCAUL ADVISORS LLC

## STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY INFORMATION

**December 31, 2005**
**With Independent Auditors' Report**

Salibello & Broder LLP
Certified Public Accountants

## CONTENTS

Salibello & Broder LLP
Certified Public Accountants
633 Third Avenue, New York, NY 10017
212-315-5000 Fax: 212-397-5832

# INDEPENDENT AUDITORS' REPORT

The Managing Member
Annascaul Advisors LLC
Stamford, Connecticut

We have audited the accompanying statement of financial condition of Annascaul Advisors LLC (the "Company") as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained on Schedules I and II is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition, and in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

Salibello & Broder LLP.

February 3, 2006

ANNASCAUL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

**Assets**

| | |
|---|---|
| Cash and cash equivalents | $ 208,349 |
| Accounts receivable | 4,350 |
| Computers and other equipment, at cost less accumulated depreciation of $3,999 | 9,440 |
| Other assets | 1,430 |
| | $ 223,569 |

**Liabilities and Members' Capital**

| | |
|---|---|
| Liabilities: | |
| Liabilities and accrued expenses | $ 65,132 |
| Members' capital | 158,437 |
| | $ 223,569 |

**The accompanying notes are an integral part of this financial statement.**

## Note 1 - Organization and nature of business

Annascaul Advisors LLC (the "Company"), a Delaware corporation, was originally formed on September 16, 2002, under another name. The name of the limited liability company was changed to Annascaul Advisors LLC on April 7, 2004. The Company was formed to provide investment banking financial advisory services to various corporations and clients. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of National Association of Securities Dealers, Inc.

The Company has two classes of members' interests. The two classes are identical except that the Class A member possesses total voting power. The Class A member contributed $1 to the Company while the Class B member contributed $150,000 to the Company.

Profits and losses are allocated to the members based on their proportion of contributed capital. As of December 31, 2005, the Members' Capital applicable to the Class A member was $1 and the Members' Capital applicable to the Class B member was $158,436.

Since the Company is a limited liability company, no member, manager, agent or employee of the Company shall be personally liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any other member, director, manager, agent or employee of the Company, unless the individual has signed a specific personal guarantee. The duration of the Company is perpetual.

## Note 2 - Summary of significant accounting policies

### Basis of accounting

The accompanying statement of financial condition has been prepared on the accrual basis of accounting.

### Computers and other equipment

Computers and other equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. Additions and betterments are capitalized. Repairs and maintenance are charged to operations as incurred.

### Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

**Note 2 - Summary of significant accounting policies (cont'd)**

Cash and cash equivalents

The Company considers all highly liquid assets purchased with a maturity of three months or less to be cash equivalents.

Income taxes

Federal and state income taxes have not been provided for since the members are individually liable for their own federal and state tax payments.

**Note 3 - Computers and other equipment**

At December 31, 2005, computers and other equipment consists of the following:

| | |
|---|---|
| Computers and other equipment | $ 13,439 |
| Less: accumulated depreciation | 3,999 |
| | $ 9,440 |

**Note 4 - Liabilities subordinated to claims of general creditors**

There were no liabilities subordinated to claims of general creditors at December 31, 2005.

**Note 5 - Concentrations of credit risk**

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable.

The Company maintains its cash balance at one financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At times, the Company may exceed this limit. At December 31, 2005 the Company exceeded this limit by approximately $146,000.

In the course of its business, the Company enters into contracts with various clients. In the event clients do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the client. It is the Company's policy to review, as necessary, the credit standing of each client with which it conducts business and, generally, requires no collateral from its clients.

## Note 6 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $143,217 which was $138,217 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .45 to 1.

SUPPLEMENTARY INFORMATION

## SCHEDULE I

## ANNASCAUL ADVISORS LLC

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF DECEMBER 31, 2005

| | |
|---|---|
| Allowable capital: | |
| Total members' capital | $ 158,437 |
| Less non-allowable assets: | |
| Accounts receivable | 4,350 |
| Computers and other equipment, net | 9,440 |
| Other assets | 1,430 |
| | 15,220 |
| Net capital | $ 143,217 |
| Aggregate indebtedness | $ 65,132 |
| Minimum net capital required | $ 5,000 |
| Excess net capital | $ 138,217 |
| Ratio: Aggregate indebtedness to net capital | .45 to 1 |

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

## SCHEDULE II

## ANNASCAUL ADVISORS LLC

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF DECEMBER 31, 2005

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

Salibello & Broder LLP
Certified Public Accountants
633 Third Avenue, New York, NY 10017
212-315-5000 Fax: 212-397-5832

# INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Managing Member
Annascaul Advisors LLC
Stamford, Connecticut

In planning and performing our audit of the statement of financial condition and supplemental schedules of Annascaul Advisors LLC (the "Company"), as of December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salibello + Broder LLP

February 3, 2006